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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 8 )*
                                           ---
                            Compuware Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 205638-10-9
                  -----------------------------------------
                                (CUSIP Number)

 Peter Karmanos, Jr., 31440 Northwestern Highway, Farmington Hills, MI 48334,
                                (810) 737-7300
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                March 31, 1996
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                       Page 2 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter Karmanos, Jr., individually and as Trustee of the Peter Karmanos, Jr. Revocable Living Trust
      U/A/D June 17, 1975.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY       7,505,612
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   2,841,360


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,505,612

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.7%

14    TYPE OF REPORTING PERSON*

       IN, 00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                       Page 3 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas Thewes, individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D August 8, 1974

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   1,752,575


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,030,475

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.8%

14    TYPE OF REPORTING PERSON*

       IN, 00 (Trust)


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                       Page 4 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      T. Thewes 1995 Trust U/A 3/29/95

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   161,400


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       161,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.4%

14    TYPE OF REPORTING PERSON*

       00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                       Page 5 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael J. Lobsinger, individually and as Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D April 24, 1986

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   265,403


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       265,403

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.6%

14    TYPE OF REPORTING PERSON*

       IN, 00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                       Page 6 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Walter James Prowse, III, individually and as Trustee of the Walter James Prowse III Revocable Living Trust U/T/D December 10, 1985

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                    587,115


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       587,115

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.4%

14    TYPE OF REPORTING PERSON*

       IN, 00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                       Page 7 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph A. Nathan

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   284,066


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       284,066

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.7%

14    TYPE OF REPORTING PERSON*

       IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                       Page 8 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Allen B. Cutting Living Trust U/A/D August 3, 1978, by Joan L. Cutting and Comerica Bank-Detroit, as trustees

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   335,000


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       335,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.8%

14    TYPE OF REPORTING PERSON*

       00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                       Page 9 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joan L. Cutting Trust dated January 5, 1993, by Joan L. Cutting, as trustee

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   486,984


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       486,984

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.2%

14    TYPE OF REPORTING PERSON*

       00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                      Page 10 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Long Family Trust

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       California



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   7,058


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,058

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.02%

14    TYPE OF REPORTING PERSON*

       00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                      Page 11 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Long Family Charitable Remainder Unitrust

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       California



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   2,868


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,868

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.01%

14    TYPE OF REPORTING PERSON*

       00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                      Page 12 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William D. and Kay K. Long Charitable Remainder Unitrust

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       California



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   2,500


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.01%

14    TYPE OF REPORTING PERSON*

       00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                      Page 13 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward F. Harris and Sandra E. Harris Trust Agreement dated June 19, 1991, by Edward F. Harris and Sandra E. Harris, or their successors, as trustees

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       California



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   42,425


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        42,425

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.1%

14    TYPE OF REPORTING PERSON*

       00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                      Page 14 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Harris Family Charitable Remainder Unitrust

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       California



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                     0


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

14    TYPE OF REPORTING PERSON*

       00 (Trust)

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                      Page 15 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Atlantic Partners II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       WC


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                   736,858


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       736,858

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.7%

14    TYPE OF REPORTING PERSON*

       PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                      Page 16 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Atlantic Partners, LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       WC


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                     0


               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

14    TYPE OF REPORTING PERSON*

       PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                                      Page 17 of 34 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GAP - Amsterdam Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                        (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*

       WC


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)                                        / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware



NUMBER OF       7  SOLE VOTING POWER
  SHARES
BENEFICIALLY         0
 OWNED BY
  EACH          8  SHARED VOTING POWER
REPORTING
 PERSON              0
  WITH
                9  SOLE DISPOSITIVE POWER

                     0

               10  SHARED DISPOSITIVE POWER

                     0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

14    TYPE OF REPORTING PERSON*

       PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of Compuware Corporation, a Michigan corporation (the "Company"). The principal executive address of the Company is 31440 Northwestern Highway, Farmington Hills, Michigan 48334.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are as follows:

         Peter Karmanos, Jr., individually and as Trustee of the Peter Karmanos, Jr. Revocable Living Trust U/A/D dated June 17, 1975 (the "Karmanos Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Karmanos' present principal occupation is the Chairman of the Board and Chief Executive Officer of the Company. Mr. Karmanos is a citizen of the United States of America.

         Thomas Thewes, individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D dated August 8, 1974 (the "Thewes Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Thewes is a Director of the Company. Mr. Thewes is a citizen of the United States of America.

         The T. Thewes 1995 Trust U/A 3/29/95 (the "Thewes 1995 Trust"), whose residence address is c/o Denison Maxwell, James E. Mulvoy, Trustee, 1750 S. Telegraph Road, #301, Bloomfield Hills, Michigan 48302-0179. The Thewes 1995 Trust was established to hold certain assets for the benefit of members of the Thewes family. The Thewes 1995 Trust is organized in Michigan.

         Michael J. Lobsinger, individually and as Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D dated April 24, 1986 (the "Lobsinger Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Lobsinger resigned as a Director of the Company on January 10, 1996. Mr. Lobsinger continues to be a member of the group. Mr. Lobsinger is a citizen of the United States of America.

         Walter James Prowse III, individually and as Trustee of the Walter James Prowse III Revocable Living Trust U/T/D dated December 10, 1985 (the "Prowse Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Prowse's present principal occupation is Senior Vice President of the Company. Mr. Prowse is a citizen of the United States of America.

         Joseph A. Nathan, whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Nathan's present principal occupation is President and Chief Operating Officer of the Company. Mr. Nathan is a citizen of the United States of America.

         The Allen B. Cutting Living Trust U/A/D dated August 3, 1978 (the "Cutting Trust"), by Joan L. Cutting and Comerica Bank-Detroit, as trustees. The Cutting Trust's business address is Comerica Bank-Detroit, 500 Woodward Avenue, Detroit, Michigan 48275. The Cutting Trust was established by Allen B. Cutting to hold certain assets for the benefit of his wife, Joan Cutting. The Cutting Trust is organized in Michigan.

         The Joan L. Cutting Trust dated January 5, 1993 (the "J. Cutting Trust") by Joan L. Cutting, as trustee. The J. Cutting Trust's business address is Comerica Bank-Detroit, 500 Woodward Avenue, Detroit, Michigan 48275. The J. Cutting Trust was estabished to hold certain assets for the benefit of trustee, Joan Cutting. The J. Cutting Trust is organized in Michigan.

         The Long Family Trust (the "Long Family Trust"), whose residence address is 2188 Slaughterhouse Creek Road, Glenbrook, Nevada 89413. The Long Family Trust was established to hold certain assets for the benefit of members of the Long family. The Long Family Trust is organized in California.

         The Long Family Charitable Remainder Unitrust (the "Long Unitrust"), whose residence address is c/o The New Horizons Foundation, Inc., Pamela Oppliger, Administrator, 3820 North 30th Street, Colorado Springs, Colorado 80934. The Long Unitrust was established to hold certain assets for general charitable purposes. The Long Unitrust is organized in California.

         The William D. and Kay K. Long Charitable Remainder Unitrust (the "W. and K. Long Unitrust"), whose residence address is 2188 Slaughterhouse Creek Road, Glenbrook, Nevada 89413. The W. and K. Long Unitrust was established to hold certain assets for the benefit of members of the Long family. The W. and
K. Long Unitrust is organized in California.

         The Edward F. Harris and Sandra E. Harris Trust Agreement dated June 19, 1991 (the "Harris Family Trust"), by Edward F. Harris and Sandra E. Harris, or their successors, as trustees. The Harris Family Trust's residence address
is 2030 Pray Meadow Road, Glenbrook, Nevada 89413.   The Harris Family Trust
was established to hold certain assets for the benefit of certain members of the Harris family. The Harris Family Trust is organized in California.

         The Harris Family Charitable Remainder Unitrust dated October 19, 1993 (the "Harris Unitrust"), whose residence address is c/o Moritz & Associates, Inc., V. William Moritz, Administrator, 4570 Hilton Parkway, Suite 103, Colorado Springs, Colorado. The Harris Unitrust was established for general charitable purposes. The Harris Unitrust is organized in California.

         General Atlantic Partners II, L.P. ("GAP II"), whose business address
is Three Pickwick Plaza, Greenwich, CT  06830.   GAP II is engaged in
acquiring, holding and disposing of interests in various companies for investment purposes. GAP II is organized in Delaware. The general partner of GAP II is General Atlantic Partners, LLC ("GAP LLC"), a Delaware limited liability company whose business address is Three Pickwick Plaza, Greenwich, CT 06830. The managing members of GAP LLC are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William
E. Ford.

         GAP-Compuware Partners, L.P. ("GAP-Compuware") and GAP-Amsterdam Partners, L.P. ("GAP-Amsterdam") whose business address is 125 East 56th Street, New York, New York 10022. GAP-Compuware and GAP-Amsterdam are engaged in acquiring, holding and disposing of interests in various companies for investment purposes. GAP-Compuware and GAP-Amsterdam are organized in Delaware. The general partner of GAP-Compuware and GAP-Amsterdam is Stephen P. Reynolds.

         The Thewes Charitable Remainder Annuity Trust U/A dated August 10, 1994 is no longer a member of the group.

         None of the members of the group has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment No. 8 is being filed as a result of transactions, including both acquisitions and dispositions, of the Company's Common Stock, as described in Item 5(c). The acquisitions by Messrs. Karmanos and Thewes described in Item 5(c) were funded by personal funds; ($10,007,739 in the case of Mr. Karmanos and $10,007,739 in the case of Mr. Thewes). In connection with the foregoing purchases, a total of $3,597,546 had been borrowed by Mr. Karmanos from Donaldson, Lufkin & Jenrette Securities Corporation pursuant to a margin loan arrangement as of February 8, 1996.

         Mr. Karmanos, Mr. Thewes, Mr. Lobsinger, Mr. Prowse, Mr. Nathan and the Cutting Trust acquired the shares beneficially owned by them at various times from April 1973 through November 1992 for consideration which did not exceed $1,203,252 in the aggregate and the source of which was their own personal funds. Of the shares of Common Stock beneficially owned by GAP II and GAP-Compuware, an aggregate of 5,876,371 shares of Common Stock were acquired by them on December 15, 1992 upon the conversion and redemption of 729,395 shares of the Company's Convertible Participating Preferred Stock, which shares of Convertible Participating Preferred Stock were acquired from the Company in November 1989 for the aggregate consideration of approximately $30,000,000, the source of which was their working capital (GAP II and GAP-Compuware subsequently sold an aggregate of 2,130,000 of these shares of Common Stock in the IPO). GAP II and GAP-Compuware acquired the remaining 1,411,270 shares of Common Stock beneficially owned by them in June 1990 at a price per share of $4.33, the source of which was their own working capital. The Long Family Trust, the Long Unitrust and the Harris Family Trust acquired the shares of Common Stock beneficially owned by each of them in August 1990 and January 1991 as a result of a merger of the Company and Centura Software which occurred in August 1990. The Thewes 1995 Trust, Harris Unitrust, W. and K. Long Unitrust,
J. Cutting Trust and General Atlantic Partners became members of the group when shares held by original group members were transferred. GAP-Amsterdam became a member of the group when the Company acquired all of the stock of Uniface Holding, B.V., a Netherlands corporation ("Uniface"). GAP-Amsterdam's shares in Uniface were exchanged for shares in the Company pursuant to the terms of the Exchange Agreement.

ITEM 4. PURPOSE OF TRANSACTION

         The members of the group have agreed, pursuant to two separate shareholder agreements described in greater detail in Item 6 below, to grant to Peter Karmanos, Jr. the power to vote the shares of Common Stock which they own for a period of ten years beginning on the effective date of the IPO Registration Statement, which date was December 15, 1992. In the event that Mr. Karmanos shall die before the end of such ten year period, Mr. Thomas Thewes, if he survives Mr. Karmanos, shall receive the right to vote the group's shares of Common Stock for the remainder of such period. As a result of such proxies, Mr. Karmanos now controls, and Mr. Thewes may in the future control, the vote of approximately 14.9% of the issued and outstanding shares of Common Stock (17.7% assuming the exercise of all stock options exercisable within 60 days of the date hereof held by Mr. Karmanos and the other members of the group).

         Mr. Karmanos and Mr. Thewes are the founders of the Company. The other group members have worked with or for or have been shareholders of the Company for a significant period of time. As a result of such association, the group members share certain common views regarding the Company and its direction for the future. Thus, the purpose of granting such proxies to Mr. Karmanos was to enable him to exercise voting control over the affairs of the Company in order that these common views could effectively be put into place.

         As to Item 5(c), Mr. Karmanos has acquired 429,440 shares of the Company's common stock since February 9, 1996, and Mr. Thewes has acquired 429,440 shares of the Company's common stock since February 9, 1996, in open market transactions. To the best of the undersigned's knowledge neither Mr. Karmanos nor the group has any present intention, other than in the ordinary course of business, of engaging in any of the following types of activities:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, although various members of the group are free to sell in open market transactions or make gifts, should they so desire, from time to time and have indicated they may do so if they decide the time and/or market price, are in their view appropriate;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's articles of incorporation or bylaws which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Peter Karmanos, Jr., individually and as Trustee of the Karmanos Trust, beneficially owns 7,505,612 shares of Common Stock (which includes 1,223,700 shares subject to stock options held by Mr. Karmanos and members of the group exercisable within 60 days of the date of this Schedule 13D) or 17.7% of the issued and outstanding shares of Common Stock. Thomas Thewes, individually and as Trustee of the Thewes Trust, beneficially owns 2,030,475 shares of Common Stock (which includes 277,900 shares owned by Mr. Thewes' children which are also subject to the shareholder agreements discussed above and as to which Mr. Thewes disclaims beneficial ownership) or 4.8% of the issued and outstanding shares of Common Stock. The Thewes 1995 Trust beneficially owns 161,400 shares of Common Stock or 0.4% of the issued and outstanding shares of Common Stock. Michael J. Lobsinger, individually and as Trustee of the Lobsinger Trust, beneficially owns 265,403 shares of Common Stock or 0.6% of the issued and outstanding shares of Common Stock. Walter James Prowse III, individually and as Trustee of the Prowse Trust, beneficially owns 587,115 shares of Common Stock (which includes 316,200 shares subject to stock options held by Mr. Prowse exercisable within 60 days of the date of this schedule 13D) or 1.4% of the issued and outstanding shares of Common Stock. Joseph A. Nathan beneficially owns 284,066 shares of Common Stock (which includes 261,300 shares subject to stock options held by Mr. Nathan exercisable within 60 days of the date of this Schedule 13D) or 0.7% of the issued and outstanding shares of Common Stock. The Cutting Trust beneficially owns 335,000 shares of Common Stock or 0.8% of the issued and outstanding shares of Common Stock. The J. Cutting Trust beneficially owns 486,984 shares of Common Stock or 1.2% of the issued and outstanding shares of Common Stock. The Long Family Trust beneficially owns 7,058 shares of Common Stock or 0.02% of the issued and outstanding shares of Common Stock. The Long Unitrust beneficially owns 2,868 shares of Common Stock or 0.01% of the issued and outstanding shares of Common Stock. The W. and K. Long Unitrust beneficially owns 2,500 shares of Common Stock or 0.01% of the issued and outstanding shares of Common Stock.
The Harris Family Trust beneficially owns 42,425 shares of Common Stock or 0.1% of the issued and outstanding shares of Common Stock. The Harris Unitrust beneficially owns no shares of Common Stock. GAP II beneficially owns 736,858 shares of Common Stock or 1.7% of the issued and outstanding shares of Common
Stock.  GAP LLC beneficially owns no shares of Common Stock.   GAP-Amsterdam
beneficially owns no shares of Common Stock. GAP-Compuware beneficially owns no shares of Common Stock. The group beneficially owns 7,505,612 shares of Common Stock in the aggregate (which includes 1,223,700 shares subject to stock options held by members of the group exercisable within 60 days of the date of this Schedule 13D) or 17.7% of the issued and outstanding shares of Common Stock.

         (b) Other than Mr. Karmanos (who has the sole power to vote all of the shares beneficially owned by him), none of the members of the group have any voting power with respect to the shares beneficially owned by them. Mr. Karmanos has the sole power to dispose of or direct the disposition of 2,841,360 shares of the Common Stock beneficially owned by him, Mr. Thewes has the sole power to dispose of or direct the disposition of 1,913,975 shares of the Common Stock beneficially owned by him (which includes 161,400 shares beneficially owned by the Thewes 1995 Trust) and Mr. Prowse has the sole power to dispose of or direct the disposition of 587,115 shares of the Common

Stock beneficially owned by him. All other members of the group have the sole power to dispose of or direct the disposition of all shares beneficially owned by each of them.

         (c)  The following transfers were made by members of the group:

_ On October 13, 1994 the Karmanos Trust disposed of by gift 5,320 shares of Common Stock. On October 14, 1994 the Karmanos Trust disposed of by gift 220 shares of Common Stock. On December 20, 1994 the Karmanos Trust disposed of by gift 700 shares of Common Stock. On March 16, 1995 the Karmanos Trust disposed of by gift 2,041 shares of Common Stock. On March 31, 1995 Karmanos Trust acquired 84 shares of Common Stock through the distribution made by the Company's Employees' Stock Ownership Plan and 401(k) Salary Reduction Arrangement. On October 25, 1995 the Karmanos Trust acquired the option to purchase 20,000 shares of Common Stock at $22.00 per share. On January 2, 1996 the Karmanos Trust disposed of by gift 50,000 shares of Common Stock. On January 9, 1996 the Karmanos Trust disposed of by gift 15,408 shares of Common Stock. On January 11, 1996 the Karmanos Trust disposed of by gift 9,864 shares of Common Stock.

_ Based on the market price of Compuware securities, the Karmanos Trust acquired the following shares in the ordinary course of business: On February 9, 1996 the Karmanos Trust acquired 23,000 shares of Common Stock at prices between $21.75 and $22.50 per share. On February 12, 1996 the Karmanos Trust acquired 13,000 shares of Common Stock at prices of $22.00 and $22.25 per share. On February 13, 1996 the Karmanos Trust acquired 14,000 shares of Common Stock at prices between $21.625 and $22.50 per share. On February 14, 1996 the Karmanos Trust acquired 12,500 shares of Common Stock at prices of $21.75 and $21.875 per share. On February 15, 1996 the Karmanos Trust acquired 5,000 shares of Common Stock at $21.875 per share. On February 20, 1996 the Karmanos Trust acquired 20,000 shares of Common Stock at prices between $22.00 and $22.50 per share. On February 21, 1996 the Karmanos Trust acquired 12,500 shares of Common Stock at $23.00 per share. On February 22, 1996 the Karmanos Trust acquired 21,000 shares of Common Stock at prices between $23.375 and $23.625 per share. On February 23, 1996 the Karmanos Trust acquired 8,500 shares of Common Stock at $22.875 and $23.00 per share. On February 26, 1996 the Karmanos Trust acquired 10,000 shares of Common Stock at $22.75 per share. On February 27, 1996 the Karmanos Trust acquired 32,500 shares of Common Stock at $22.75 and $22.875 per share. On February 28, 1996 the Karmanos Trust acquired 40,000 shares of Common Stock at $23.2266 per share. On February 29, 1996 the Karmanos Trust acquired 40,000 shares of Common Stock at $23.00 per share. On March 1, 1996 the Karmanos Trust acquired 27,000 shares of Common Stock at $23.00 per share. On March 4, 1996 the Karmanos Trust acquired 20,000 shares of Common Stock at prices of $22.50 and $22.625 per share. On March 5, 1996 the Karmanos Trust acquired 10,000 shares of Common Stock at $22.625 per share. On March 6, 1996 the Karmanos Trust acquired 12,500 shares of Common Stock at prices between $22.75 and $23.125 per share. On March 7, 1996 the Karmanos Trust acquired 12,500 shares of Common Stock at $22.75 per share. On March 8, 1996 the Karmanos Trust acquired 7,500 shares of Common Stock at prices of $23.00 and $23.25 per share. On March 11, 1996 the Karmanos Trust acquired 5,000 shares of Common Stock at $23.50 per share. On March 12, 1996 the Karmanos Trust acquired 5,000 shares of Common Stock at $24.75 per share. On March 13, 1996 the Karmanos Trust acquired 43,440 shares of Common Stock at prices of $24.375 and $25.00 per share. On March 13, 1996 the Karmanos Trust disposed of by gift 5,272 shares of Common Stock. On March 14, 1996 the Karmanos Trust acquired 17,500 shares of Common Stock at $26.00 per share. On March 15, 1996 the Karmanos Trust acquired 17,000 shares of Common Stock at prices of $26.625 and $26.75 per share.

_ On January 25, 1995 the Thewes Trust disposed of by gift 75,000 shares of Common Stock. On January 27, 1995 the Thewes Trust disposed of by gift 345,000 shares of Common Stock. On March 30, 1995 the Thewes Trust acquired, through the exercise of stock options, 139,800 shares of Common Stock and disposed of by transfer to the Thewes 1995 Trust 139,800 shares of Common Stock. On March 31, 1995 the Thewes Trust acquired 84 shares of Common Stock through the distribution made by the Company's Employees' Stock Ownership Plan and 401(k) Salary Reduction Arrangement. On April 7, 1995 the Thewes Trust acquired, through the exercise of stock options, 21,600 shares of Common Stock and disposed of by transfer to the Thewes 1995 Trust 21,600 shares of Common Stock. On April 17, 1995 the Thewes Trust disposed of by gift 41,000 shares of Common Stock. On June 19, 1995 the Thewes Trust disposed of by gift 1,000 shares of Common Stock. On September 25, 1995 the Thewes Trust disposed of by gift 50,000 shares of Common Stock. On October 25, 1995 the Thewes Trust acquired the option to purchase 20,000 shares of Common Stock at $22.00 per share. On November 8, 1995 the Thewes Trust disposed of by transfer to the Thewes 1995 Trust the option to purchase 20,000 shares of Common Stock at $22.00 per share. On January 4, 1996 the Thewes Trust disposed of by transfer 300,000 shares of Common Stock (150,000 of the shares were transferred to the Thewes 1995 Trust). On January 8, 1996 the Thewes Trust disposed of by gift 49,200 shares of Common Stock. On January 10, 1996 the Thewes Trust acquired 150,000 shares of Common Stock from the Thewes 1995 Trust (transferred to trusts for the benefit of Mr. Thewes' children).

_ Based on the market price of Compuware securities, the Thewes Trust acquired the following shares in the ordinary course of business: On February 9, 1996 the Thewes Trust acquired 23,000 shares of Common Stock at prices between $21.75 and $22.50 per share. On February 12, 1996 the Thewes Trust acquired 13,000 shares of Common Stock at prices of $22.00 and $22.25 per share. On February 13, 1996 the Thewes Trust acquired 14,000 shares of Common Stock at prices between $21.625 and $22.50 per share. On February 14, 1996 the Thewes Trust acquired 12,500 shares of Common Stock at prices of $21.75 and $21.875 per share. On February 15, 1996 the Thewes Trust acquired 5,000 shares of Common Stock at $21.875 per share. On February 20, 1996 the Thewes Trust acquired 20,000 shares of Common Stock at prices between $22.00 and $22.50 per share. On February 21, 1996 the Thewes Trust acquired 12,500 shares of Common Stock at $23.00 per share. On February 22, 1996 the Thewes Trust acquired 21,000 shares of Common Stock at prices between $23.375 and $23.625 per share. On February 23, 1996 the Thewes Trust acquired 8,500 shares of Common Stock at $22.875 and $23.00 per share. On February 26, 1996 the Thewes Trust acquired 10,000 shares of Common Stock at $22.75 per share. On February 27, 1996 the Thewes Trust acquired 32,500 shares of Common Stock at $22.75 and $22.875 per share. On February 28, 1996 the Thewes Trust acquired 40,000 shares of Common Stock at $23.2266 per share. On February 29, 1996 the Thewes Trust acquired 40,000 shares of Common Stock at $23.00 per share. On March 1, 1996 the Thewes Trust acquired 27,000 shares of Common Stock at $23.00 per share. On March 4, 1996 the Thewes Trust acquired 20,000 shares of Common Stock at prices of $22.50 and $22.625 per share. On March 5, 1996 the Thewes Trust acquired 10,000 shares of Common Stock at $22.625 per share. On March 6, 1996 the Thewes Trust acquired 12,500 shares of Common Stock at prices between $22.75 and $23.125 per share. On March 7, 1996 the Thewes Trust acquired 12,500 shares of Common Stock at $22.75 per share. On March 8, 1996 the Thewes Trust acquired 7,500 shares of Common Stock at prices of $23.00 and $23.25 per share. On March 11, 1996 the Thewes Trust acquired 5,000 shares of Common Stock at $23.50 per share. On March 12, 1996 the Thewes Trust acquired 5,000 shares of Common Stock at $24.75 per share. On March 13, 1996 the Thewes Trust acquired 43,440 shares of Common Stock at prices of $24.375 and $25.00 per share. On March 14, 1996 the Thewes Trust acquired 17,500 shares of Common Stock at $26.00 per share. On March 15, 1996 the Thewes Trust acquired 17,000 shares of Common Stock at prices of $26.625 and $26.75 per share.

_ On March 30, 1995, the Thewes 1995 Trust acquired 139,800 shares of Common Stock from the Thewes Trust. On April 7, 1995 the Thewes 1995 Trust acquired 21,600 shares of Common Stock from the Thewes Trust. On November 8, 1995 the Thewes 1995 Trust acquired the option to purchase 20,000 shares of Common Stock at $22.00 per share from the Thewes Trust. On January 4, 1996 the Thewes 1995 Trust acquired 150,000 shares of Common Stock from the Thewes Trust. On January 10, 1996 the Thewes 1995 Trust transferred 150,000 shares of Common Stock to the Thewes Trust (transferred to trusts for the benefit of Mr. Thewes' children).

_ On December 14, 1994 the Lobsinger Trust acquired, through the exercise of stock options, 63,600 shares of Common Stock. On February 3, 1995 the Company's Employees' Stock Ownership Plan and 401(k) Salary Reduction Arrangement transferred 35,391 shares of Common Stock directly into the Lobsinger Trust. On February 3, 1995 the Lobsinger Trust acquired 35,391 shares of Common Stock from shares held for Mr. Lobsinger in the Company's Employees' Stock Ownership Plan and 401(k) Salary Reduction Arrangement. On February 9, 1995 the Lobsinger Trust acquired, through the exercise of stock options, 5,000 shares of Common Stock and sold on the open market 5,000 shares of Common Stock at $37.00 per share for an aggregate consideration of $185,000. On February 10, 1995 the Lobsinger Trust: (i) acquired, through the exercise of stock options, 10,000 shares of Common Stock and sold on the open market 10,000 shares of Common Stock at $36.75 per share for an aggregate consideration of $367,500; (ii) acquired, through the exercise of stock options, 27,900 shares of Common Stock and sold on the open market 27,900 shares of Common Stock at $36.75 per share for an aggregate consideration of $1,025,325; and (iii) acquired, through the exercise of stock options, 75,000 shares of Common Stock and sold on the open market 75,000 shares of Common Stock at $36.75 per share for an aggregate consideration of $2,756,250. On April 7, 1995 the Lobsinger Trust acquired, through the exercise of stock options, 24,300 shares of Common Stock. On October 25, 1995 the Lobsinger Trust acquired the option to purchase 20,000 shares of Common Stock at $22.00 per share. On January 1, 1996 the Lobsinger Trust disposed of by cancellation the option to purchase 20,000 shares of Common Stock at $22.00 per share.

_ On March 31, 1995 the Prowse Trust acquired 84 shares of Common Stock through the distribution made by the Company's Employees' Stock Ownership Plan and 401(k) Salary Reduction Arrangement. On May 30, 1995 the Prowse Trust (from shares held by Mr. Prowse's son) sold on the open market 1,300 shares of Common Stock at $29.75 per share for an aggregate consideration of $38,675. On November 6, 1995 the Prowse Trust (from shares held by Mr. Prowse's son) sold on the open market 2,300 shares of Common Stock at $23.50 per share for an aggregate consideration of $54,050. Effective March 15, 1996, Mr. Prowse's son was no longer subject to the shareholder agreements discussed above. On October 25, 1995 the Prowse Trust acquired the option to purchase 25,000 shares of Common Stock with an exercise price of $22.00 per share.

_ On February 3, 1995 Mr. Nathan acquired, through the exercise of stock options, 10,000 shares of Common Stock and sold on the open market 10,000 shares of Common Stock at $37.00 per share for an aggregate consideration of $370,000. On February 6, 1995 Mr. Nathan acquired, through the exercise of stock options, 3,000 shares of Common Stock and sold on the open market 3,000 shares of Common Stock at $37.00 per share for an aggregate consideration of $111,000. On February 9, 1995 Mr. Nathan acquired, through the exercise of stock options, 20,000 shares of Common Stock and sold on the open market 20,000 shares of Common Stock at $37.00 per share for an aggregate consideration of $740,000. On February 10, 1995 Mr. Nathan acquired, through the exercise of stock options, 20,000 shares of Common Stock and sold on the open market 20,000 shares of Common Stock at $37.00 per share for an aggregate consideration of $740,000.On February 13, 1995 Mr. Nathan
         (i) acquired, through the exercise of stock options, 20,200 shares of Common Stock and sold on the open market 20,200 shares of Common Stock at $37.00 per share for an aggregate consideration of $747,400; (ii) acquired, through the exercise of stock options, 9,000 shares of Common Stock and sold on the open market 9,000 shares of Common Stock at $37.25 per share for an aggregate consideration of $335,250; (iii) sold on the open market 10,000 shares of Common Stock at $37.375 per share for an aggregate consideration of $373,750; and (iii) sold on the open market 11,000 shares of Common Stock at $37.25 per share for an aggregate consideration of $409,750. On March 31, 1995 Mr. Nathan acquired 84 shares of Common Stock through the distribution made by the Company's Employees' Stock Ownership Plan and 401(k)Salary Reduction Arrangement. On October 25, 1995 Mr. Nathan acquired the option to purchase 100,000 shares of Common Stock at $22.00 per share.

_        On June 19, 1995 the Cutting Trust disposed of by transfer to the J.
         Cutting Trust 22,984 shares of Common Stock. On November 8, 1995 the Cutting Trust disposed of by transfer to the J. Cutting Trust 125,000 shares of Common Stock.

_ On October 18, 1994 the J. Cutting Trust disposed of by gift 1,000 shares of Common Stock. On June 19, 1995 the J. Cutting Trust acquired 22,984 shares of Common Stock transferred from the Cutting Trust. On October 12, 1995 the J. Cutting Trust disposed of by gift 102,000 shares of Common Stock. On November 8, 1995 the J. Cutting Trust acquired 125,000 shares of Common Stock by transfer from the Cutting Trust.

_ On March 14, 1995 the Long Family Trust disposed of by transfer to the Long Unitrust 2,000 shares of Common Stock. On April 17, 1995 the Long Family Trust acquired 5,000 shares of Common Stock. On September 20, 1995 the Long Family Trust sold on the open market 5,000 shares of Common Stock at $23.50 per share for an aggregate consideration of $117,500. On October 3, 1995 the Long Family Trust sold on the open market 10,000 shares of Common Stock at $19.25 per share for an aggregate consideration of $192,500. On November 9, 1995 the Long Family Trust sold on the open market 20,000 shares of Common Stock at $23.375 per share for an aggregate consideration of $467,500. On March 13, 1996 the Long Family Trust sold on the open market 60,000 shares of Common Stock at $24.75 per share for an aggregate consideration of $1,485,000.

_ On March 14, 1995 the Long Unitrust acquired 2,000 shares of Common Stock from the Long Family Trust and sold on the open market 4,800 shares of Common Stock at $36.75 per share for an aggregate consideration of $176,400.

_ To correct prior filings it is necessary to note that (i) on or about March 8, 1993 the Harris Family Trust transferred and sold on the open market 4,938 shares of Common Stock and (ii) on August 19, 1993 the Harris Family Trust sold on the open market 4,000 shares of Common Stock at $27.50 per share for an aggregate consideration of $110,000.

_ On May 31, 1995 the Harris Family Trust acquired 500 shares of Common Stock. On July 12, 1995 the Harris Family Trust acquired 2,000 shares of Common Stock. On July 14, 1995 the Harris Family Trust acquired 1,000 shares of Common Stock. On July 17, 1995 the Harris Family Trust acquired 2,000 shares of Common Stock. On October 3, 1995 the Harris Family Trust sold on the open market 5,000 shares of Common Stock at $22.00 per share for an aggregate consideration of $110,000.

_ On May 26, 1995 GAP II disposed of by transfer to the Company 89,858 shares of Common Stock pursuant to an escrow agreement.

_ On May 26, 1995 GAP-Amsterdam disposed of by transfer to the Company 9,943 shares of Common Stock pursuant to an escrow agreement.

         Other than the foregoing dispositions, there were no other transactions in Common Stock by any members of the group within the past 60 days.

         (d) No other person other than those listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 5, 1992, Peter Karmanos, Jr., individually and as Trustee of the Karmanos Trust, Thomas Thewes, individually and as Trustee of the Thewes Trust, Michael J. Lobsinger, individually and as Trustee of the Lobsinger Trust, W. James Prowse, individually and as Trustee of the Prowse Trust, Joseph
A. Nathan, the Cutting Trust, the Long Family Trust, the Long Unitrust and the Harris Family Trust entered into a shareholder agreement pursuant to which they each granted to Peter Karmanos, Jr., Chairman of the Board and Chief Executive Officer and a Director of the Company, a ten-year proxy to vote the shares of Common Stock held by them (11,753,737 shares in the aggregate, which includes 725,564 shares subject to options exercisable within 60 days of the date thereof) or acquired by them during the term of the agreement. In addition, on October 22, 1992, GAP II and GAP-Compuware entered into a shareholder agreement with Mr. Karmanos granting him a ten-year proxy to vote their shares of Common
Stock (5,149,521 shares in the aggregate).   Pursuant to both such agreements
the proxies will be exercisable by Thomas Thewes if he survives Mr. Karmanos. Shareholders under both such agreements may sell their shares at any time in bona fide open market transactions free of the proxies granted to Mr. Karmanos. Under their agreement, GAP II and GAP-Compuware have also agreed for a ten-year period not to increase their ownership of Common Stock. As a result of such shareholder agreements at the present time Peter Karmanos, Jr. has the power to vote 14.9% of the outstanding shares of Common Stock (17.7% assuming the exercise of all stock options exercisable within 60 days of the date hereof held by Mr. Karmanos and the other members of the group).

         In addition, pursuant to the agreement among the Company, Peter Karmanos, Jr., Thomas Thewes, GAP II and GAP-Compuware, in the event Peter Karmanos, Jr. dies or is declared mentally incompetent prior to October 22, 2002, then, if each of Thomas Thewes, on the one hand, and GAP II and GAP-Compuware, on the other hand, own in the aggregate 5% or more of the outstanding Common Stock of the Company, the selection of the Chief Executive Officer of the Company shall require the affirmative vote of at least 63% of the number of members of the Board of Directors. Such agreement also provides that GAP II and GAP-Compuware are entitled, for so long as they and their affiliates together shall hold in the aggregate at least five (5%) percent of the outstanding shares of Common Stock, to designate one director to the Board of Directors of the Company, and Mr. Karmanos and Mr. Thewes have agreed that they will vote their shares and the shares over which they hold proxies for the election of such director.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Compuware Corporation Shareholder Agreement, dated as of November 5, 1992, among the Company and certain of its shareholders.*

         Exhibit B - Letter Agreement, dated October 22, 1992, among the Company, Peter Karmanos, Jr., Thomas Thewes, General Atlantic Partners II, L.P. and GAP - Compuware Partners, L. P.*

*   Previously filed with the group's Schedule 13D dated December 31, 1992.

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:  May 8, 1996
       -------

                                      /s/ Peter Karmanos, Jr.
                                      ------------------------------------------
                                      Peter Karmanos, Jr., Individually and
                                      as Trustee of the Peter Karmanos, Jr.,
                                      Revocable Living Trust U/A/D June 17, 1975


                                      ------------------------------------------
                                      Thomas Thewes, Individually and as
                                      Trustee of the Thomas Thewes Revocable
                                      Living Trust U/A/D August 8, 1974


                                      ------------------------------------------
                                      James E. Mulvoy, Trustee of the T. Thewes
                                      1995 Trust U/A 3/29/95


                                      /s/ Walter James Prowse III
                                      ------------------------------------------
                                      Walter James Prowse III, Individually and
                                      as Trustee of the Walter James Prowse III
                                      Revocable Living Trust U/T/D
                                      December 10, 1985

                                      /s/ Michael J. Lobsinger
                                      -----------------------------------------
                                      Michael J. Lobsinger, Individually and as
                                      Trustee of the Michael J. Lobsinger
                                      Revocable Living Trust U/T/D
                                      April 24, 1986

                                      /s/ Joseph A. Nathan
                                      ------------------------------------------
                                      Joseph A. Nathan

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:  May 8, 1996
       ------

                                      ------------------------------------------
                                      Peter Karmanos, Jr., Individually and
                                      as Trustee of the Peter Karmanos, Jr.,
                                      Revocable Living Trust U/A/D June 17, 1975

                                      /s/ Thomas Thewes
                                      ------------------------------------------
                                      Thomas Thewes, Individually and as
                                      Trustee of the Thomas Thewes Revocable
                                      Living Trust U/A/D August 8, 1974

                                      /s/ James E. Mulvoy
                                      ------------------------------------------
                                      James E. Mulvoy, Trustee of the T. Thewes
                                      1995 Trust U/A 3/29/95


                                      ------------------------------------------
                                      Walter James Prowse III, Individually and as Trustee of the Walter James Prowse III Revocable Living Trust U/T/D
                                      December 10, 1985

                                      ------------------------------------------
                                      Michael J. Lobsinger, Individually and as
                                      Trustee of the Michael J. Lobsinger
                                      Revocable Living Trust U/T/D
                                      April 24, 1986


                                      ------------------------------------------
                                      Joseph A. Nathan

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date: May 8, 1996
     --------

                                           /s/ Douglas Bajor
                                           -------------------------------------
                                           Comerica Bank-Detroit, Trustee of the
                                           Allen B. Cutting Living Trust U/A/D
                                           August 3, 1978

                                           /s/ Douglas Bajor for Joan Cutting
                                           -------------------------------------
                                           Joan L. Cutting, Trustee of the
                                           Allen B. Cutting Living Trust U/A/D
                                           August 3, 1978

                                           Joan L. Cutting, Trust

                                           By:/s/ Douglas Bajor for Joan Cutting
                                              ----------------------------------
                                              Its:  Trustee

                                           LONG FAMILY TRUST


                                           By
                                             -----------------------------------
                                             Its:  Trustee

                                           LONG FAMILY CHARITABLE REMAINDER
                                           UNITRUST

                                           By:
                                              ----------------------------------
                                              Its: Trustee

                                           WILLIAM D. AND KAY K. LONG
                                           CHARITABLE REMAINDER UNITRUST

                                           By:
                                              ---------------------------------
                                              Its:  Trustee

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:  May 13, 1996
      --------

                                          -------------------------------------
                                          Comerica Bank-Detroit, Trustee of the
                                          Allen B. Cutting Living Trust U/A/D
                                          August 3, 1978

                                          ---------------------------------
                                          Joan L. Cutting, Trustee of the
                                          Allen B. Cutting Living Trust U/A/D
                                          August 3, 1978

                                          Joan L. Cutting, Trust


                                          By:
                                              ---------------------------------
                                              Its:  Trustee

                                          LONG FAMILY TRUST

                                          By  /s/ William D. Long
                                              ---------------------------------
                                              Its:  Trustee

                                          LONG FAMILY CHARITABLE REMAINDER
                                          UNITRUST

                                          By: /s/ William D. Long
                                              ---------------------------------
                                              Its: Trustee


                                          WILLIAM D. AND KAY K. LONG
                                          CHARITABLE REMAINDER UNITRUST

                                          By: /s/ William D. Long
                                              ---------------------------------
                                              Its:  Trustee

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:  May 8, 1996
      --------

                                      /s/ Edward F. Harris
                                      /s/ Sandra E. Harris
                                      -----------------------------------------
                                      Edward F. Harris and Sandra E. Harris,
                                      or their successors, as Trustees under
                                      the Edward F. Harris and Sandra E. Harris
                                      Trust Agreement dated June 19, 1991

                                      HARRIS FAMILY CHARITABLE REMAINDER
                                      UNITRUST

                                      By:/s/ Edward F. Harris
                                         --------------------------------------
                                         Its:  Trustee

                                      GENERAL ATLANTIC PARTNERS II, L.P.

                                      By:  General Atlantic Partners

                                         Its: General Partner

                                         By:
                                            -----------------------------------
                                         Its:


                                      GAP - COMPUWARE PARTNERS, L.P.

                                      By:
                                         --------------------------------------

                                         Its:

                                      GENERAL ATLANTIC PARTNERS

                                      By:
                                         --------------------------------------

                                         Its:


                                      GAP - AMSTERDAM PARTNERS, L.P.

                                      By:
                                         --------------------------------------

                                         Its:

                                                                   Page 34 of 34
SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:  May 14, 1996
     ----------


                                      -----------------------------------------
                                      Edward F. Harris and Sandra E. Harris,
                                      or their successors, as Trustees under
                                      the Edward F. Harris and Sandra E. Harris
                                      Trust Agreement dated June 19, 1991

                                      HARRIS FAMILY CHARITABLE REMAINDER
                                      UNITRUST

                                      By:
                                         --------------------------------------
                                         Its:  Trustee

                                      GENERAL ATLANTIC PARTNERS II, L.P.

                                      By:  General Atlantic Partners, LLC
                                         Its: General Partner

                                      By:/s/ J. Michael Cline
                                         --------------------------------------
                                         J. Michael Cline
                                         Its:  Managing Member

                                      GENERAL ATLANTIC PARTNERS, LLC

                                      By:/s/ J. Michael Cline
                                         --------------------------------------
                                         J. Michael Cline
                                         Its:  Managing Member

                                      GAP - AMSTERDAM PARTNERS, L.P.

                                      By:/s/ J. Michael Cline
                                         --------------------------------------
                                         J. Michael Cline
                                         Its:  General Partner